July 24, 2012

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2011 Filed April 23, 2012 Response dated July 5, 2012 File No. 1-14878

Dear Mr. Decker:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 11, 2012, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2011 filed on April 23, 2012 and response dated July 5, 2012.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to comment one from our letter dated June 21, 2012. You indicate in your revised disclosure that you will discuss your cash conversion cycle as a consequence of your efforts to reduce working capital needs. Given the impact of the changes in your accounts receivable and inventories, we continue to believe that days sales outstanding and days sales in inventory would also be relevant to a reader of your financial statements as both of these measures are components of your cash conversion cycle. Please tell us why you believe that a discussion of your cash conversion cycle is more meaningful than a separate discussion of days sales outstanding and days sales in inventory. In this regard, it is unclear how a discussion of your cash conversion cycle provides adequate explanations for the underlying changes in your accounts receivable and inventory balances. Please advise or show us what your revised disclosures will look like.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the changes in the Company´s working capital needs through its cash conversion cycle breakdown, which shows the cycle in days in trade accounts receivable, days in inventories and days in trade accounts payable.

The Company believes that a relevant measure to be presented, since its disclosure is based on working capital* information, is the cash conversion cycle**. Management measures the working capital level in each of its 60 units based in 14 countries establishing goals to manage optimal levels of the cash conversion cycle for each operating unit, which simplifies working capital management, because it compounds trade accounts receivable, inventories, and trade accounts payable terms, which are components of working capital, but provides the advantage to the management of having the information in days and not in amounts, since the Company has units with different sizes and managing the information based in days becomes more comparable in terms of efficiency of the business, without taking into consideration only the size and relevance of the unit in terms of amounts involved. When the cash conversion cycle demonstrates relevant fluctuations among accounts payable, accounts receivable and inventories, the Company will provide information to state clearly the reasons for the effects presented.

Based on the reasons above, the Company intends to include in future filings disclosure similar to that presented below:

“Net cash provided by operating activities

In 2011, the net cash from operating activities decreased by 58.7% in relation to 2010. This reduction resulted mainly from the R$ 6,113.7 million increase in purchases of trading securities in 2011, compared to the R$ 712.2 million increase in 2010, and the R$ 4,384.8 million increase of proceeds from maturities and sales of trading securities in 2011 compared to the R$ 2,423.6 million increase in 2010. These variations were due to the Company’s capital increase that occurred in April 2011. On the other hand, even with a 10% increase in shipments in 2011 compared to 2010, the Company realized efforts to reduce working capital needs. Due to these efforts, trade accounts receivable recorded an increase of R$ 203.0 million in 2011 compared to an increase of R$ 660.9 million in 2010, inventories increased R$ 681.6 million in 2011 compared with an increase of R$ 1,160.4 million in 2010 and trade accounts payable had an increase of R$ 1,121.4 million in 2011 compared to the increase of R$ 110.4 million in 2010.

In 2010, net cash from operating activities decreased by 34.8% due to new demand levels, which resulted from the economic recovery from the international financial crisis and the resulting increase in production levels, which, in turn, affected the Company’s working capital needs. Consequently, trade accounts receivable recorded an increase of R$ 660.9 million in 2010 compared to a decrease of R$ 1,449.7 million in 2009, inventories increased R$ 1,160.4 million in 2010 compared with a decrease of R$ 3,766.1 million in 2009, and trade accounts payable increased R$ 110.4 million in 2010 compared to a decrease of R$ 1,731.9 million in 2009.

Cash conversion cycle

In 2011, as a consequence of the efforts implemented to reduce the working capital* needs, the cash conversion cycle** decreased from 94 days in December 31, 2010 (36 days of trading accounts receivable, 79 days of inventories and 21 days of trading account payable), to 84 days in December 31, 2011 (36 days of trading accounts receivable, 80 days of inventories and 32 days of trading account payable). The main positive effect was on trade accounts payable, which increased 11 days in 2011 when compared to2010, due to raw material payment renegotiation. Trade accounts receivable and inventories, which are other components of the cash conversion cycle, did not have material fluctuations in 2011 when compared to 2010 due to the ability of the Company to maintain similar business levels in these indicators.”

*Working capital: trade accounts receivable, plus inventories, minus trade accounts payable (considering all accounts at the end of the period).

**Cash conversion cycle: working capital, divided by net revenue (in the last three previous months) and multiplied by 90.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer
Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

 Copy:

Ernest Greene

Staff Accountant

Jeanne Baker

Assistant Chief Accountant